其士泛亞控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER PACIFIC HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1228 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com
DIRECT FAX: (852) 2757 5669

Ref: CSD-L085-08
Exemption No. #82-4201

09045144

January 14, 2009

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2450 Fifth Street, N.W.
Washington D.C. 20549

2009 JAN 21 A 2:37

SUPPL

Dear Sir

Re: Chevalier ~~Pacific~~ Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier Pacific Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER PACIFIC HOLDINGS LIMITED

PROCESSED
JAN 22 2009
THOMSON REUTERS

Albert C L Mui
Assistant Company Secretary

Encl

AM/nc/el

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 508)

PROFIT WARNING

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to inform the Shareholders and potential investors that the unaudited interim results of the Group for the six-month period ended 30th September 2008 would experience a significant decline in profit and incur a loss as compared to a profit for the corresponding period ended 30th September 2007.

The information in this announcement is only based on the preliminary assessment of the management accounts of the Group and such information has not been audited or reviewed by the Company's auditors. The unaudited interim results of the Group for the six-month period ended 30th September 2008 are expected to be published in mid December 2008.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by Chevalier Pacific Holdings Limited (the "Company" together with its subsidiaries, the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors of the Company (the "Board") wishes to inform the shareholders of the Company (the "Shareholders") and the potential investors that based on preliminary assessment of the management accounts of the Group and information currently available to the Company, it is expected that the Group will record a loss of approximately HK$14.3 million of investments in securities segment arising from the realised and unrealised loss in the fair value changes in the listed and unlisted investments held for trading and investments available-for-sale for the six-month period ended 30th September 2008 (investments in securities segment result for the six-month period ended 30th September 2007: profit of HK$5.3 million; for the year ended 31st March 2008: segment profit of HK$4.4 million) as a result of the recent rapid downturn in the financial market.

The Board believes that the investment policy adopted by the Company has been conservative and that the Group holds a balanced investment portfolio comprising equity, fixed income and structured deposits. As disclosed in the Annual Report for the year ended 31st March 2008, the Group's investment portfolio was approximately HK$117.6 million. Subsequent to 31st March 2008, in response to the increasing instability of the financial market, the Group has taken proactive acts to gradually reduce and rebalance the portfolio so as to lower equity holding in exchange for conservative debt securities to minimize the exposure. As at 30th September 2008, the book value of the total investments held by the Group that were marked to market had a total balance of approximately HK$111 million which consisted of exchange-traded funds of HK$4.5 million, hedge fund of HK$13.5 million, private equity and venture capital funds of HK$23 million, principal protected structured deposits of HK$15 million, debt securities of HK$55 million. Most of the principal protected structured deposits and debt securities are investment-graded securities. As a result, there was no holding of listed equity in the portfolio as of 30th September 2008. The Group will continue to reduce the portfolio size in view of the likely global economic recession. During the period ended 30th September 2008, the Company has no exposure in any equity accumulators and currency accumulators.

Based on the information available to the Board, the unaudited interim results of the Group for the six-month period ended 30th September 2008 would experience a significant decline in profit and incur a loss as compared to the profit of approximately HK$11 million of the corresponding period ended 30th September 2007.

As the Company is still in the process of finalizing its interim results for the six-month period ended 30th September 2008, the information in this announcement is only based on the preliminary assessment of the management accounts of the Group and such information has not been audited or reviewed by the Company's auditors. The unaudited interim results of the Group for the six-month period ended 30th September 2008 is expected to be published in mid December 2008.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Chevalier Pacific Holdings Limited
CHOW YEI CHING
Chairman

Hong Kong, 7th November, 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *For identification purpose only*

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

UNUSUAL MOVEMENT IN VOLUME

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the increase in the trading volume of the shares of the Company today and wish to state that we are not aware of any reason for such increase save as the purchase of a total of 17,412,000 shares of the Company in this afternoon by Mr. Chow Vee Tsung, Oscar, the Managing Director of the Company, at HK$0.7 per share, which represent approximately 8% of the total issued share capital of the Company as at the date of this announcement.

We confirm that, save and except for today's publication of the Profit Warning notice, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the board of the directors (the "Board") aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Chevalier Pacific Holdings Limited
HO Sai Hou
Director

Hong Kong, 7th November, 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *For identification purpose only*

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 508)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 10 December 2008 at 9:30 a.m. at which the Board will, inter alia, approve the release of the interim results announcement of the Company and its subsidiaries for the six months ended 30 September 2008 and consider the payment of an interim dividend, if any.

By Order of the Board
Chevalier Pacific Holdings Limited
Ho Sai Hou
Company Secretary

Hong Kong, 28 November 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *For identification purpose only*

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2008

INTERIM RESULTS

The Directors of Chevalier Pacific Holdings Limited (the "Company") hereby announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2008, together with the comparative figures for the corresponding period in 2007 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2008

	Note	Unaudited six months ended 30th September, 2008 HK$'000	2007 HK$'000
Continuing operations			
Revenue	3	**161,128**	148,954
Cost of sales		**(41,504)**	(36,885)
Gross profit		**119,624**	112,069
Other (expenses)/income, net	4	**(19,089)**	531
Other gain, net		**151**	1,692
Operating expenses		**(121,941)**	(104,263)
Operating (loss)/profit		**(21,255)**	10,029
Share of results of associates		**5,357**	2,878
		(15,898)	12,907
Finance income	5	**254**	1,099
Finance costs	5	**(267)**	(1,491)
Finance costs, net	5	**(13)**	(392)
(Loss)/profit before taxation	6	**(15,911)**	12,515
Income tax	7	**1,466**	(1,401)
(Loss)/profit for the period from continuing operations		**(14,445)**	11,114
Discontinued operations			
Profit for the period from discontinued operations	10	**–**	9,397
(Loss)/profit for the period		**(14,445)**	20,511
Attributable to:			
Equity holders of the Company		**(14,445)**	20,511
Dividends	8	**2,155**	6,465
(Loss)/earnings per share	9		
From continuing operations			
– Basic and diluted *(HK cents per share)*		**(6.70)**	5.57
From discontinued operations			
– Basic and diluted *(HK cents per share)*		**–**	4.70
Total *(HK cents per share)*		**(6.70)**	10.27

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2008

	Note	Unaudited 30th September, 2008 HK$'000	Audited 31st March, 2008 HK$'000
Non-current assets			
Investment property		9,800	9,800
Property, plant and equipment		55,908	59,466
Goodwill		84,010	84,010
Trademark		108,000	108,000
Interests in associates		83,320	77,963
Available-for-sale investments		14,124	19,423
Investments at fair value through profit or loss		14,750	14,884
Amount due from an associate		2,050	2,733
Non-current deposits		25,578	24,395
		397,540	400,674
Current assets			
Inventories		8,335	8,621
Debtors, deposits and prepayments	*11*	25,927	22,881
Amount due from an associate		1,403	1,367
Investments at fair value through profit or loss		73,608	83,317
Bank balances and cash equivalents		141,358	200,011
		250,631	316,197
Current liabilities			
Creditors, deposits and accruals	*12*	27,597	71,490
Amount due to ultimate holding company		2,056	1,783
Amounts due to associates		2,327	2,616
Deferred income		4,753	3,308
Dividend payable		15,089	–
Provision for taxation		2,341	1,923
Bank borrowings		2,000	2,000
		56,163	83,120
Net current assets		194,468	233,077
Total assets less current liabilities		592,008	633,751
Capital and reserves			
Share capital		107,770	107,770
Reserves		446,423	485,282
Total equity		554,193	593,052
Non-current liabilities			
Deferred tax liabilities		20,315	22,199
Bank borrowings		17,500	18,500
		37,815	40,699
Total equity and non-current liabilities		592,008	633,751

Notes

1 **Basis of preparation and accounting policies**

The condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2 **Principal accounting policies**

The condensed consolidated financial statements have been prepared under the historical cost convention except for investment property and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2008. The HKICPA has issued a number of new Hong Kong Financial Reporting Standards, revised HKASs and interpretations to existing standards. For those which are effective for accounting periods beginning on 1st April, 2008, the adoption has no significant impact on the Group's results and financial position; and for those which are not yet effective, the Group is in the process of assessing their impact on the Group's results and financial position.

3 **Business and geographical segments**

Revenue and results

(a) By business segment

For management purposes, the Group is organised into two (2007: three) divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

For the six months ended 30th September, 2008

	Continuing operations		
	Food and beverages	Investments in securities	Total
	HK$'000	*HK$'000*	*HK$'000*
REVENUE	156,167	4,961	161,128
RESULTS			
Segment results	(3,231)	(14,454)	(17,685)
Unallocated corporate expenses			(3,745)
Unallocated corporate income			175
Share of results of associates	5,357	–	5,357
Finance income			254
Finance costs			(267)
Loss before taxation			(15,911)
Income tax			1,466
Loss for the period			(14,445)

For the six months ended 30th September, 2007

	Continuing operations		Discontinued operations	
	Food and beverages *HK$'000*	Investments in securities *HK$'000*	Computer and information communication technology *HK$'000*	Total *HK$'000*
REVENUE	142,871	6,083	35,287	184,241
RESULTS				
Segment results	5,706	5,341	60	11,107
Unallocated corporate expenses				(1,018)
Gain on disposal of discontinued operations	–	–	9,397	9,397
Share of results of associates	2,878	–	–	2,878
Finance income				1,130
Finance costs				(1,582)
Profit before taxation				21,912
Income tax				(1,401)
Profit for the period				20,511

(b) *By geographical segment*

	Revenue Six months ended 30th September, 2008 *HK$'000*	2007 *HK$'000*
Hong Kong	**146,384**	164,643
Singapore	**9,030**	12,932
Mainland China	**5,714**	4,441
Thailand	**–**	2,225
	161,128	184,241

4 **Other (expenses)/income, net**

	Six months ended 30th September, 2008 *HK$'000*	2007 *HK$'000*
Continuing operations		
(Loss)/gain on investments at fair value through profit or loss	(19,567)	407
Interest from amount due from an associate	127	-
Gross rental income HK$228,000 (2007: HK$114,000) from property less direct operating expenses	223	114
Others	128	10
	(19,089)	531
Discontinued operations		
Gross rental income HK$Nil (2007: HK$95,000) from properties less direct operating expenses	-	64
	(19,089)	595

5 **Finance costs, net**

	Continuing operations		Discontinued operations		Total	
	Six months ended 30th September,		Six months ended 30th September,		Six months ended 30th September,	
	2008 *HK$'000*	2007 *HK$'000*	2008 *HK$'000*	2007 *HK$'000*	2008 *HK$'000*	2007 *HK$'000*
Interest on bank borrowings and overdrafts	267	1,491	-	91	267	1,582
Less: Interest income from bank deposits	(254)	(1,099)	-	(31)	(254)	(1,130)
	13	392	-	60	13	452

6 **(Loss)/profit before taxation**

	Continuing operations		Discontinued operations		Total	
	Six months ended 30th September,		Six months ended 30th September,		Six months ended 30th September,	
	2008 *HK$'000*	2007 *HK$'000*	2008 *HK$'000*	2007 *HK$'000*	2008 *HK$'000*	2007 *HK$'000*
(Loss)/profit before taxation has been arrived at after charging:						
Cost of inventories recognised as expenses	40,808	36,040	-	28,478	40,808	64,518
Depreciation on property, plant and equipment	11,468	9,491	-	378	11,468	9,869
Staff costs	38,238	33,489	-	5,643	38,238	39,132
Operating lease payments in respect of leasing of premises under						
– minimum lease payments	42,945	32,284	-	848	42,945	33,132
– contingent rent	3,347	4,459	-	-	3,347	4,459

7 Income tax

	Continuing operations		Discontinued operations		Total	
	Six months ended 30th September,		Six months ended 30th September,		Six months ended 30th September,	
	2008	2007	**2008**	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Current tax						
Hong Kong	**418**	1,636	**–**	–	**418**	1,636
Deferred tax						
Current period	**(614)**	(235)	**–**	–	**(614)**	(235)
Attributable to change in tax rate	**(1,270)**	–	**–**	–	**(1,270)**	-
	(1,466)	1,401	**–**	–	**(1,466)**	1,401

Hong Kong profits tax is calculated at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company.

On 26th June, 2008, the Hong Kong Legislative Council passed the revenue bill 2008 which included the reduction in corporate tax rate by 1% from 17.5% to 16.5% effective from the year of assessment 2008/2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the six months ended 30th September, 2008.

8 Dividends

	Six months ended 30th September,	
	2008	2007
	HK$'000	*HK$'000*
Interim dividend of HK1.0 cent (2007: HK3.0 cents) per share	**2,155**	6,465

On 10th December, 2008, the Board of Directors declared an interim dividend of HK1.0 cent per ordinary share. The interim dividend is not reflected as a dividend payable in this condensed consolidated financial statements, but will be reflected as an appropriation of the retained profits for the year ending 31st March, 2009.

A 2008 final dividend of HK7.0 cents per ordinary share, totally HK$15,089,000 was approved at the annual general meeting held on 26th September, 2008 and was paid in October 2008. It has been reflected as an appropriation of retained profits for the six months ended 30th September, 2008.

9 (Loss)/earnings per share

Basic (loss)/earnings per share are calculated by dividing the (loss)/profit attributable to equity holders of the Company as set out below by the weighted average number of 215,540,017 ordinary shares (2007: 199,683,619 ordinary shares) in issue during the period.

	Six months ended 30th September,	
	2008	2007
	HK$'000	*HK$'000*
Continuing operations	**(14,445)**	11,114
Discontinued operations	**–**	9,397
Total	**(14,445)**	20,511

As there was no dilutive potential share, diluted (loss)/earnings per share from continuing operations and discontinued operations equal the basic (loss)/earnings per share from continuing operations and discontinued operations respectively.

10 Discontinued operations

On 12th March, 2007, the Company entered into an agreement to dispose of the Group's operations relating to computer and information communication technology (the "Disposal"). The Disposal was completed on 2nd May, 2007.

The results of the discontinued operations included in the condensed consolidated income statement are set out below:

	Six months ended 30th September, 2008 HK$'000	2007 HK$'000
Revenue	–	35,287
Cost of sales	–	(30,996)
Gross profit	–	4,291
Other income, net	–	64
Other gain, net	–	367
Operating expenses	–	(4,662)
Operating profit	–	60
Finance income	–	31
Finance costs	–	(91)
Finance costs, net	–	(60)
Profit before taxation	–	–
Income tax	–	–
Gain on disposal of discontinued operations	–	9,397
Profit for the period from discontinued operations	–	9,397

11 Debtors, deposits and prepayments

	As at 30th September, 2008 HK$'000	As at 31st March, 2008 HK$'000
Trade debtors	3,589	1,551
Less: Provision for impairment	(49)	(51)
	3,540	1,500
Other debtors, deposits and prepayments	22,387	21,381
	25,927	22,881

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis.

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2008 *HK$'000*	As at 31st March, 2008 *HK$'000*
0 – 60 days	2,822	1,288
61 – 90 days	567	49
Over 90 days	151	163
	3,540	1,500

The carrying amounts of the Group's trade debtors, deposits and prepayments approximate to their fair values.

12 Creditors, deposits and accruals

	As at 30th September, 2008 *HK$'000*	As at 31st March, 2008 *HK$'000*
Trade creditors and bills payable	4,656	5,284
Other creditors, deposits and accruals	22,941	44,727
Consideration payable for the acquisition of 49% of the issued capital of SEL *(Note 13)*	–	21,479
	27,597	71,490

The ageing analysis of trade creditors and bills payable is as follows:

	As at 30th September, 2008 *HK$'000*	As at 31st March, 2008 *HK$'000*
0 – 60 days	4,034	4,736
61 – 90 days	193	216
Over 90 days	429	332
	4,656	5,284

The carrying amounts of the Group's trade creditors, deposits and accruals approximate to their fair values.

13 Capital commitment

As at 30th September, 2008, the Group has committed to acquiring the remaining 51% of the issued share capital of its associate company, Sinochina Enterprises Limited ("SEL"), from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of the Group. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The total consideration to acquire 100% of the issued share capital of SEL (including HK$63,829,000 paid in respect of the 49% already acquired) shall not exceed HK$200,000,000.

14 Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (2007: HK3 cents) per share for the six months ended 30th September, 2008 payable on Monday, 12th January, 2009 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 6th January, 2009.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 2nd January, 2009 to Tuesday, 6th January, 2009, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 31st December, 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Lifestyle food & beverages business continues as the principal business of the Group in this year, and Pacific Coffee chain store operation ("Pacific Coffee") remains the major line of business. The Group also maintains 49% equity interest in Igor's Group ("Igor's"), which operates a portfolio of restaurant and bar outlets in Hong Kong. As of 30th September, 2008, there were globally 81 Pacific Coffee chain stores and 29 Igor's outlets in operation (last year: 71 & 26 respectively); the majority of Pacific Coffee stores are situated in Hong Kong, some are strategically located in Singapore, Shanghai and Beijing. The Group also invests in portfolio of financial assets. Revenue from continuing operations for the six-month period grew 8.2% to HK$161 million; yet, as a result of recognition of HK$14.5 million loss on investments in securities for the period under review, the Group recorded in total HK$14.4 million net loss from continuing operations (last year: HK$11.1 million net profit).

Cash position of the Group as of 30th September, 2008 remained strong, which should be sufficient to support its normal operating and investing activities in foreseeable future.

Food & Beverages Segment

Revenue of the food & beverages segment for the six-month period in current year grew 9.3% from last year to HK$156 million; segment gross profit grew in proportion with segment revenue and segment gross margin remained stable at 73.4% level.

Contribution of Hong Kong operation to segment results halved as compared with last year mainly due to a 30.5% year-to-year increase in rental expenses. Staff cost and operating overheads of Hong Kong operation also increased at rates higher than revenue growth in the period. Overseas operations recorded similar level of loss of last year, which offset the profit of the Hong Kong operation. As a result, the Group recorded segment result of HK$3.2 million loss for the six-month period in current year (last year: HK$5.7 million profit).

Adding share of current period results of Igor's of HK$5.4 million, the food & beverages segment of the Group generated a net HK$2.2 million operating profit for the six-month period of the year under review (last year: HK$8.6 million).

Pacific Coffee

Hong Kong Operation

There were 67 stores in operation in Hong Kong as of 30th September, 2008 (last year: 56). Same store revenue growth rate was 1.0% during the current six-month period and total revenue grew 12.7% to HK$141 million. The current store portfolio of Pacific Coffee is well distributed and established to cover prime residential sites, commercial districts as well as key tourist and transport hubs. This broad spectrum and varied exposure allow the brand to be more resilient to change in environmental conditions.

Succeeding the trend of last fiscal year, the first half of 2008/09 experienced continuous upsurge in property rental and general merchandise especially food prices. To counteract such pressure and to unleash potential, Pacific Coffee has undertaken multifarious enhancement initiatives. Internal measures include higher inventory velocity, higher degree of integration of POS (Point-of-Sale System) front and back end, more discreet human resources policy and reduced total store man hour, closer relationship with central kitchen of Igor's, and a few more. On business and marketing side, Pacific Coffee continues to undertake creative marketing and promotion campaigns, very often in collaboration with selected customer groups, business partners and renowned premium lifestyle brands. "The Perfect Cup" loyalty card which was launched in December 2007 has proven to be a success. Number of cardholders grew at a compound monthly growth rate of 16.0%, or 3 times in nine months. To widen income sources, Pacific Coffee has also further developed its wholesale market of high-end coffee machine, business catering service and vending solutions.

Leases of Pacific Coffee's portfolio of stores were entered into, hence would take effect, at different times. It is thus anticipated that property rental expenses in second half of fiscal year 2008/09 will grow in a lesser extent as compared to the year-to-year growth rate of first half of this fiscal year.

Singapore Operation

Network in Singapore remains stable, which consists of 7 stores as of 30th September, 2008 (last year: 8). In terms of local currency, same store revenue for the six-month period in this competitive market decreased 5.6% and total revenue reduced 36.8%. This is the result of closure of 2 non-performing stores and opening of one new, yet to mature, store. Improvement in operating performance remains a challenge due to keen competition and our relatively small operating scale there. Pacific Coffee will continue to explore opportunity to revisit market presence strategy and business collaboration with local or foreign partners.

Mainland China Operation

Pacific Coffee was operating 5 stores in Beijing and 2 stores in Shanghai as of 30th September, 2008 (last year: 4 stores and 3 stores respectively). Total revenue in RMB for the six-month period grew 24.4%. Baseline enhancement remains a priority and new management has been seconded to turnaround the operation.

Pacific Coffee has secured a franchise partner in October 2008 to operate licensed stores in certain South China cities including Zhuhai, Guangzhou and Macau. Further franchising opportunities in Mainland China, Southeast Asia and the Middle East will be carefully and actively explored and sought for in future.

Igor's

The Group's 49% equity stake in Igor's earned decent returns. Share of results of associates for the six-month period increased 86.2% to HK$5.4 million (last year: HK$2.9 million). As of 30th September, 2008, Igor's portfolio of outlets consist of 12 bars, 9 restaurants and 8 "Wildfire" chain stores, spanning strategically in Central, Mid-Level, Wanchai, Stanley, Discovery Bay, and West Kowloon. Total revenue increased 53.0% from same period last year to HK$142 million. Results of Watermark, a fine dining restaurant at new Star Ferry Pier in Central which was opened in October 2007, were stunning and accounted for two-fifth of the above mentioned revenue growth.

Cooperation with the management of Igor's is satisfactory and effective and the Group has started to leverage on the two teams of Pacific Coffee and Igor's for overall synergy to its food and beverages business. The Group anticipates to acquire the remaining 51% equity stake of Igor's by early 2009.

Investment in Securities Segment

In total, the Group recorded a loss of HK$14.5 million for the six-month period as a result of the recent rapid downturn in the financial market (last year: HK$5.3 million profit), which consists of realised and unrealised loss on investments at fair value through profit or loss and available-for-sale investments of HK$19.5 million, and offsetting by interest income on bonds and structured deposits of HK$5.0 million. As of 30th September, 2008, the carrying value of the investment portfolio amounted to HK$103 million, which consists of, in majority, principal-protected structured deposits and private equity and venture capital funds of approximately HK$29.0 million, and the remaining HK$74.0 million were in investment-grade debt securities, exchange-trade funds and hedge funds. There was no listed equity in the portfolio. During the period ended 30th September, 2008, the Group had no exposure in any equity accumulators and currency accumulators.

The Group will continue to implement a conservative investment policy, and to reduce in a disciplined manner the size of the portfolio in view of future global economic condition.

PROSPECTS

Weaker office occupancy and lackluster trade fair and exhibition business likewise has seen erosion in Pacific Coffee store sales at certain key locations. Selected stores at tourist sites and transport hubs were affected by weakened tourist numbers. However, the broad spectrum of Pacific Coffee stores enabled geographical swing of consumer spending, which currently remains positive and is likely to continue through the festive season.

The Group will continue its recent focus on current store improvements and operational performance, providing not only an improved platform but creating a more dynamic and motivated team ready for the challenges ahead. The wholesale division is exploring to offer more creative coffee solutions to broader customer group. Food offer and range will be reviewed and engineered to introduce higher yielding offer; existing menu will be carefully expanded to a larger market. Effort will be spent to grow circulation of Pacific Coffee's "The Perfect Cup" loyalty card and Igor's "Elite" card, which can leverage patronage with possible cross branding exercises.

While some competitors were more bullish in recent months taking up higher rental locations, store growth at Pacific Coffee and Igor's has been less aggressive compared with previous years with recent additions focused on low or nil rent options, providing a cost competitiveness. Given the recent change in economic condition, although rental of prime shopping arcade outlets may stand firm for sometimes, the Group sees opportunity in the property rental market especially street level outlets. This allows the Group to evaluate locations that become more economic for food & beverages operation and support the expansion of our network in Hong Kong.

FINANCIAL REVIEW

As at 30th September, 2008, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$554 million (as at 31st March, 2008: HK$593 million), an decrease of HK$39.0 million or 6.6%. Such decrease was mainly caused by the loss attributable to equity holders of the Company of HK$14.4 million, dividends appropriated during the period of HK$15.1 million and reduction in investment revaluation reserve of HK$8.9 million. As at 30th September, 2008, the Group's bank and other borrowings amounted to HK$19.5 million (as at 31st March, 2008: HK$20.5 million). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$156 million (as at 31st March, 2008: HK$215 million).

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2008, the Group employed approximately 620 full time staff globally. Total staff costs amounted to approximately HK$38.2 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls, risk management systems of the Group and financial reporting matters including the review of the unaudited condensed consolidated financial statements for the six months ended 30th September, 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2008.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2008 with deviation from code provision A.4.1 which had already been stated in the Company's annual report 2008.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The interim results announcement of the Company for the six months ended 30th September, 2008 is published on the Stock Exchange's website at http://www.hkex.com.hk and the Company's website at http://www.chevalier.com. The interim report of the Company for the six months ended 30th September, 2008 will be despatched to the shareholders of the Company and published on the above websites in due course.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism under such challenging situation.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 10th December, 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

website: http://www.chevalier.com

* *For identification purpose only*

08/09

Interim Report

中期報告



CHEVALIER

Chevalier Pacific Holdings Limited

其士泛亞控股有限公司

(Incorporated in Bermuda with limited liability)

(於百慕達註冊成立之有限公司)

(Stock Code 股份代號: 508)

INTERIM RESULTS

The Directors of Chevalier Pacific Holdings Limited (the "Company") hereby announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2008, together with the comparative figures for the corresponding period in 2007 as follows:

中期業績

其士泛亞控股有限公司(「本公司」)董事謹此公佈本公司及其附屬公司(「本集團」)截至二零零八年九月三十日止六個月之未經審核簡明綜合中期業績,連同二零零七年同期之比較數字如下:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2008

簡明綜合收益表

截至二零零八年九月三十日止六個月

		Note 附註	Unaudited six months ended 30th September, 未經審核 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Continuing operations	**持續經營業務**			
Revenue	收益	3	**161,128**	148,954
Cost of sales	銷售成本		**(41,504)**	(36,885)
Gross profit	毛利		**119,624**	112,069
Other (expenses)/income, net	其他(支出)/收入,淨值	4	**(19,089)**	531
Other gain, net	其他收益,淨值		**151**	1,692
Operating expenses	經營費用		**(121,941)**	(104,263)
Operating (loss)/profit	經營(虧損)/溢利		**(21,255)**	10,029
Share of results of associates	所佔聯營公司業績		**5,357**	2,878
			(15,898)	12,907
Finance income	財務收入	5	**254**	1,099
Finance costs	財務費用	5	**(267)**	(1,491)
Finance costs, net	財務費用,淨值	5	**(13)**	(392)
(Loss)/profit before taxation	除税前(虧損)/溢利	6	**(15,911)**	12,515
Income tax	所得税	7	**1,466**	(1,401)
(Loss)/profit for the period from continuing operations	來自持續經營業務之期內(虧損)/溢利		**(14,445)**	11,114
Discontinued operations	**非持續經營業務**			
Profit for the period from discontinued operations	來自非持續經營業務之期內溢利	10	**–**	9,397
(Loss)/profit for the period	期內(虧損)/溢利		**(14,445)**	20,511
Attributable to: Equity holders of the Company	應佔方: 本公司股權持有人		**(14,445)**	20,511
Dividends	股息	8	**2,155**	6,465
(Loss)/earnings per share	每股(虧損)/盈利	9		
From continuing operations – Basic and diluted (HK cents per share)	來自持續經營業務 一基本及攤薄 (每股港仙)		**(6.70)**	5.57
From discontinued operations – Basic and diluted (HK cents per share)	來自非持續經營業務 一基本及攤薄 (每股港仙)		**–**	4.70
Total (HK cents per share)	總額(每股港仙)		**(6.70)**	10.27

The notes on pages 5 to 14 are integral parts of these unaudited condensed consolidated financial statements.

第5至14頁之附註乃此等未經審核簡明綜合財務報表之組成部分。

CONDENSED CONSOLIDATED BALANCE SHEET

簡明綜合資產負債表

As at 30th September, 2008

於二零零八年九月三十日

		Note 附註	Unaudited 30th September, 2008 未經審核 二零零八年九月三十日 HK$'000 港幣千元	Audited 31st March, 2008 經審核 二零零八年三月三十一日 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment property	投資物業	11	**9,800**	9,800
Property, plant and equipment	物業、廠房及設備	11	**55,908**	59,466
Goodwill	商譽		**84,010**	84,010
Trademark	商標		**108,000**	108,000
Interests in associates	所佔聯營公司之權益		**83,320**	77,963
Available-for-sale investments	可供出售之投資		**14,124**	19,423
Investments at fair value through profit or loss	於損益帳按公允值處理之投資		**14,750**	14,884
Amount due from an associate	應收聯營公司帳款		**2,050**	2,733
Non-current deposits	非流動存出按金		**25,578**	24,395
			397,540	400,674
Current assets	**流動資產**			
Inventories	存貨		**8,335**	8,621
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	12	**25,927**	22,881
Amount due from an associate	應收聯營公司帳款		**1,403**	1,367
Investments at fair value through profit or loss	於損益帳按公允值處理之投資		**73,608**	83,317
Bank balances and cash equivalents	銀行結存及現金等值		**141,358**	200,011
			250,631	316,197
Current liabilities	**流動負債**			
Creditors, deposits and accruals	應付帳款、存入按金及應付費用	13	**27,597**	71,490
Amount due to ultimate holding company	應付最終控股公司帳款		**2,056**	1,783
Amounts due to associates	應付聯營公司帳款		**2,327**	2,616
Deferred income	遞延收入		**4,753**	3,308
Dividend payable	應付股息		**15,089**	-
Provision for taxation	課稅準備		**2,341**	1,923
Bank borrowings	銀行借款		**2,000**	2,000
			56,163	83,120
Net current assets	**流動資產淨值**		**194,468**	233,077
Total assets less current liabilities	**總資產減流動負債**		**592,008**	633,751
Capital and reserves	**股本及儲備**			
Share capital	股本	14	**107,770**	107,770
Reserves	儲備		**446,423**	485,282
Total equity	**總權益**		**554,193**	593,052
Non-current liabilities	**非流動負債**			
Deferred tax liabilities	遞延稅項負債		**20,315**	22,199
Bank borrowings	銀行借款		**17,500**	18,500
			37,815	40,699
Total equity and non-current liabilities	**總權益及非流動負債**		**592,008**	633,751

The notes on pages 5 to 14 are integral parts of these unaudited condensed consolidated financial statements.

第5至14頁之附註乃此等未經審核簡明綜合財務報表之組成部分。

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

簡明綜合權益變動表

For the six months ended 30th September, 2008

截至二零零八年九月三十日止六個月

Unaudited
未經審核

		Note 附註	Share capital 股本 HK$'000 港幣千元	Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 總權益 HK$'000 港幣千元
			Equity attributable to equity holders of the Company 本公司股權持有人應佔權益									
As at 1st April, 2008	於二零零八年四月一日		107,770	338,035	-	14	4,349	11,011	131,873	593,052	-	593,052
Exchange difference on translation of operations of overseas subsidiaries	換算海外附屬公司的經營所產生的匯兌差額		-	-	-	-	(467)	-	-	(467)	-	(467)
Change in fair value of available-for-sale investments	可供出售之投資的公允值變動		-	-	-	-	-	(8,858)	-	(8,858)	-	(8,858)
Total expenses recognised directly in equity	直接於權益確認之開支總額		-	-	-	-	(467)	(8,858)	-	(9,325)	-	(9,325)
Loss for the period	期內虧損		-	-	-	-	-	-	(14,445)	(14,445)	-	(14,445)
Total recognised expenses for the period	期內已確認開支總額		-	-	-	-	(467)	(8,858)	(14,445)	(23,770)	-	(23,770)
Appropriated final dividend for the year ended 31st March, 2008	已分配截至二零零八年三月三十一日之末期股息	8	-	-	-	-	-	-	(15,089)	(15,089)	-	(15,089)
As at 30th September, 2008	於二零零八年九月三十日		107,770	338,035	-	14	3,882	2,153	102,339	554,193	-	554,193

For the six months ended 30th September, 2007

截至二零零七年九月三十日止六個月

		Note 附註	Share capital 股本 HK$'000 港幣千元	Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 總權益 HK$'000 港幣千元
As at 1st April, 2007	於二零零七年四月一日		95,078	258,680	18,060	14	6,449	-	102,883	481,164	200	481,364
Exchange difference on translation of operations of overseas subsidiaries	換算海外附屬公司的經營所產生的匯兌差額		-	-	-	-	534	-	-	534	-	534
Exchange fluctuation reserve realised upon disposal of subsidiaries	於出售附屬公司所變現之外匯兌換浮動儲備		-	-	-	-	(4,904)	-	-	(4,904)	-	(4,904)
Total income and expenses recognised directly in equity	直接於權益確認之收入及開支總額		-	-	-	-	(4,370)	-	-	(4,370)	-	(4,370)
Profit for the period	期內溢利		-	-	-	-	-	-	20,511	20,511	-	20,511
Total recognised income and expenses for the period	期內已確認之收入及開支總額		-	-	-	-	(4,370)	-	20,511	16,141	-	16,141
Transfer to retained profits	轉撥至保留溢利		-	-	(18,060)	-	-	-	18,060	-	-	-
Dividends paid	已付股息		-	-	-	-	-	-	(8,622)	(8,622)	-	(8,622)
Disposal of a subsidiary	出售一間附屬公司		-	-	-	-	-	-	-	-	(200)	(200)
Issue of shares	發行股份		12,692	81,229	-	-	-	-	-	93,921	-	93,921
Share issuance expenses	發行股份開支		-	(1,746)	-	-	-	-	-	(1,746)	-	(1,746)
As at 30th September, 2007	於二零零七年九月三十日		107,770	338,163	-	14	2,079	-	132,832	580,858	-	580,858

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2008

簡明綜合現金流動表

截至二零零八年九月三十日止六個月

		Unaudited six months ended 30th September, 未經審核 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Net cash (outflow)/inflow from operating activities	來自經營業務之現金淨(流出)/流入	**(46,895)**	53,444
Net cash (outflow)/inflow from investing activities	來自投資業務之現金淨(流出)/流入	**(9,921)**	25,308
Net cash (outflow)/inflow from financing activities	來自融資業務之現金淨(流出)/流入	**(1,267)**	26,054
(Decrease)/increase in bank balances and cash equivalents	銀行結存及現金等值(減少)/增加	**(58,083)**	104,806
Bank balances and cash equivalents at beginning of the period	於期初之銀行結存及現金等值	**200,011**	116,988
Effect of change in foreign exchange rate	滙率變動之影響	**(570)**	372
Bank balances and cash equivalents at end of the period	於期末之銀行結存及現金等值	**141,358**	222,166

NOTES

附註

1 **Basis of preparation and accounting policies**

These condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

1 **編製基礎及會計政策**

本簡明綜合財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2 **Principal accounting policies**

These condensed consolidated financial statements have been prepared under the historical cost convention except for investment property and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2008. The HKICPA has issued a number of new Hong Kong Financial Reporting Standards, revised HKASs and interpretations to existing standards. For those which are effective for accounting periods beginning on 1st April, 2008, the adoption has no significant impact on the Group's results and financial position; and for those which are not yet effective, the Group is in the process of assessing their impact on the Group's results and financial position.

2 **主要會計政策**

本簡明綜合財務報表乃按歷史成本編製,惟投資物業及財務工具乃以公允值計量。

編製本簡明綜合財務報表所採用之會計政策及計算方法與本集團編製截至二零零八年三月三十一日止年度之年度財務報表所依循者一致。香港會計師公會已頒佈多項新訂香港財務報告準則,經修訂香港會計準則及詮釋。採納於二零零八年四月一日開始之會計期間生效之準則對本集團之業績及財務狀況並無構成重大影響;至於尚未生效之準則,本集團正評估對本集團業績及財務狀況之影響。

3 **Business and geographical segments**

Revenue and results

(a) *By business segment*

For management purposes, the Group is organised into two (2007: three) divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

For the six months ended 30th September, 2008

3 **業務及地區分類**

收益及業績

(a) *按業務劃分*

按經營管理目的,本集團由以下兩個(二零零七年:三個)部門組成。此等部門為本集團呈報主要分類資料之基準。

業務分類資料載列如下:

截至二零零八年九月三十日止六個月

		Continuing operations 持續經營業務		
		Food and beverages 餐飲 HK$'000 港幣千元	**Investments in securities 證券投資 HK$'000 港幣千元**	**Total 總計 HK$'000 港幣千元**
REVENUE	收益	**156,167**	**4,961**	**161,128**
RESULTS	**業績**			
Segment results	分類業績	**(3,231)**	**(14,454)**	**(17,685)**
Unallocated corporate expenses	未分配公司支出			**(3,745)**
Unallocated corporate income	未分配公司收入			**175**
Share of results of associates	所佔聯營公司業績	**5,357**	**–**	**5,357**
Finance income	財務收入			**254**
Finance costs	財務費用			**(267)**
Loss before taxation	除税前虧損			**(15,911)**
Income tax	所得税			**1,466**
Loss for the period	期內虧損			**(14,445)**

3 **Business and geographical segments** (continued) 3 業務及地區分類(續)

Revenue and results** (continued)* ***收益及業績(續)

(a) *By business segment (continued)* (a) *按業務劃分(續)*

For the six months ended 30th September, 2007 截至二零零七年九月三十日止六個月

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
REVENUE	收益	142,871	6,083	35,287	184,241
RESULTS	業績				
Segment results	分類業績	5,706	5,341	60	11,107
Unallocated corporate expenses	未分配公司支出				(1,018)
Gain on disposal of discontinued operations	出售非持續經營業務之收益	–	–	9,397	9,397
Share of results of associates	所佔聯營公司業績	2,878	–	–	2,878
Finance income	財務收入				1,130
Finance costs	財務費用				(1,582)
Profit before taxation	除稅前溢利				21,912
Income tax	所得稅				(1,401)
Profit for the period	期內溢利				20,511

(b) *By geographical segment* (b) *按地區劃分*

		Revenue 收益 Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong	香港	**146,384**	164,643
Singapore	新加坡	**9,030**	12,932
Mainland China	中國內地	**5,714**	4,441
Thailand	泰國	**–**	2,225
		161,128	184,241

4 Other (expenses)/income, net

4 其他（支出）／收入，淨值

		Six months ended 30th September, 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Continuing operations	**持續經營業務**		
(Loss)/gain on investments at fair value through profit or loss	於損益帳按公允值處理之投資的（虧損）／收益	**(19,567)**	407
Interest from amount due from an associate	應收聯營公司帳款之利息	**127**	-
Gross rental income HK$228,000 (2007: HK$114,000) from property less direct operating expenses	物業租金總收入港幣228,000元（二零零七年：港幣114,000元）減直接經營費用	**223**	114
Others	其他	**128**	10
		(19,089)	531
Discontinued operations	**非持續經營業務**		
Gross rental income HK$Nil (2007: HK$95,000) from properties less direct operating expenses	物業租金總收入無（二零零七年：港幣95,000元）減直接經營費用	**-**	64
		(19,089)	595

5 Finance costs, net

5 財務費用，淨值

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總計	
		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interest on bank borrowings and overdrafts	銀行借款及透支之利息	**267**	1,491	**-**	91	**267**	1,582
Less: Interest income from bank deposits	減：銀行存款利息收入	**(254)**	(1,099)	**-**	(31)	**(254)**	(1,130)
		13	392	**-**	60	**13**	452

6 (Loss)/profit before taxation

6 除稅前(虧損)／溢利

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總計	
		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
(Loss)/profit before taxation has been arrived at after charging:	除稅前(虧損)／溢利已扣除:						
Cost of inventories recognised as expenses	確認於支出的存貨成本	**40,808**	36,040	**-**	28,478	**40,808**	64,518
Depreciation on property, plant and equipment	物業、廠房及設備折舊	**11,468**	9,491	**-**	378	**11,468**	9,869
Staff costs	員工開支	**38,238**	33,489	**-**	5,643	**38,238**	39,132
Operating lease payments in respect of leasing of premises under	經營租賃之樓宇租用支出						
- minimum lease payments	一最低租賃付款	**42,945**	32,284	**-**	848	**42,945**	33,132
- contingent rent	一或然租金	**3,347**	4,459	**-**	-	**3,347**	4,459

7 Income tax

7 所得稅

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總計	
		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Current tax	現時稅項						
Hong Kong	香港	**418**	1,636	**-**	-	**418**	1,636
Deferred tax	遞延稅項						
Current period	本期間	**(614)**	(235)	**-**	-	**(614)**	(235)
Attributable to change in tax rate	因應稅率變動	**(1,270)**	-	**-**	-	**(1,270)**	-
		(1,466)	1,401	**-**	-	**(1,466)**	1,401

Hong Kong profits tax is calculated at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company.

On 26th June, 2008, the Hong Kong Legislative Council passed the revenue bill 2008 which included the reduction in corporate tax rate by 1% from 17.5% to 16.5% effective from the year of assessment 2008/2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the six months ended 30th September, 2008.

香港利得稅乃根據各個別公司之估計應課稅溢利減前期虧損後按稅率16.5%(二零零七年:17.5%)計算。

於二零零八年六月二十六日,香港立法會通過二零零八年收入條例草案,其中包括由二零零八／二零零九評稅年度起將公司利得稅稅率由17.5%減低1%至16.5%。減稅之影響已於計算截至二零零八年九月三十日止六個月之現時及遞延稅項時反映。

8 **Dividends**

8 **股息**

		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interim dividend of HK1.0 cent (2007: HK3.0 cents) per share	中期股息每股1.0港仙 (二零零七年:3.0港仙)	**2,155**	6,465

On 10th December, 2008, the Board of Directors declared an interim dividend of HK1.0 cent per ordinary share. The interim dividend is not reflected as a dividend payable in these condensed consolidated interim financial statements, but will be reflected as an appropriation of retained profits for the year ending 31st March, 2009.

於二零零八年十二月十日,董事會宣佈派發中期股息每股普通股1.0港仙。中期股息並無於本簡明綜合中期財務報表反映為應付股息,惟入帳列作截至二零零九年三月三十一日止年度之保留溢利的分配。

A 2008 final dividend of HK7.0 cents per ordinary share, totally HK$15,089,000, was approved at the annual general meeting held on 26th September, 2008 and was paid in October 2008. It has been reflected as an appropriation of retained profits for the six months ended 30th September, 2008.

二零零八年末期股息每股普通股7.0港仙,合共港幣15,089,000元已於二零零八年九月二十六日舉行之股東週年大會上獲批准,並已於二零零八年十月派付。該金額已入帳列作截至二零零八年九月三十日止六個月之保留溢利的分配。

9 **(Loss)/earnings per share**

9 **每股(虧損)/盈利**

Basic (loss)/earnings per share are calculated by dividing the (loss)/profit attributable to equity holders of the Company as set out below by the weighted average number of 215,540,017 ordinary shares (2007: 199,683,619 ordinary shares) in issue during the period.

每股基本(虧損)/盈利之計算乃以下文所載之本公司股權持有人應佔(虧損)/溢利除以期內已發行加權平均股數215,540,017股普通股(二零零七年:199,683,619股普通股)計算。

		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Continuing operations	持續經營業務	**(14,445)**	11,114
Discontinued operations	非持續經營業務	**–**	9,397
		(14,445)	20,511

As there was no dilutive potential share, diluted (loss)/earnings per share from continuing operations and discontinued operations equal the basic (loss)/earnings per share from continuing operations and discontinued operations respectively.

由於並無潛在攤薄股份,故來自持續經營業務及非持續經營業務之每股攤薄(虧損)/盈利分別等於來自持續經營業務及非持續經營業務之每股基本(虧損)/盈利。

10 Discontinued operations

On 12th March, 2007, the Company entered into an agreement to dispose of the Group's operations relating to computer and information communication technology (the "Disposal"). The Disposal was completed on 2nd May, 2007.

The results and cash flows of the discontinued operations included in condensed consolidated income statement and the condensed consolidated cash flow statement are set out below:

10 非持續經營業務

於二零零七年三月十二日，本公司訂立一份協議，出售本集團之電腦及資訊通訊科技相關業務（「出售」）。出售已於二零零七年五月二日完成。

歸入簡明綜合收益表及簡明綜合現金流動表內之非持續經營業務業績及現金流動呈列如下：

		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 **HK$'000** 港幣千元	2007 二零零七年 HK$'000 港幣千元
Revenue	收益	–	35,287
Cost of sales	銷售成本	–	(30,996)
Gross profit	毛利	–	4,291
Other income, net	其他收入，淨值	–	64
Other gain, net	其他收益，淨值	–	367
Operating expenses	經營費用	–	(4,662)
Operating profit	經營溢利	–	60
Finance income	財務收入	–	31
Finance costs	財務費用	–	(91)
Finance costs, net	財務費用，淨值	–	(60)
Profit before taxation	除稅前溢利	–	–
Income tax	所得稅	–	–
Gain on disposal of discontinued operations	出售非持續經營業務之收益	–	9,397
Profit for the period from discontinued operations	來自非持續經營業務之期內溢利	–	9,397
Net cash outflow from operating activities	來自經營業務之現金流出淨額	–	(3,393)
Net cash outflow from investing activities	來自投資業務之現金流出淨額	–	(864)
Net cash outflow from financing activities	來自融資業務之現金流出淨額	–	(9,000)
Net cash outflow from discontinued operations	來自非持續經營業務之現金流出淨額	–	(13,257)

11 Investment property and property, plant and equipment

The Directors have considered the carrying amount of the Group's investment property carried at fair value at 30th September, 2008 and have estimated that the carrying amount did not differ significantly from the fair value at 31st March, 2008. Consequently, no change in the fair value of investment property has been recognised in the current period.

For the six months ended 30th September, 2008, the Group acquired property, plant and equipment at a cost of HK$8,900,000 (HK$9,745,000 for the six months ended 30th September, 2007) and disposed of property, plant and equipment with a carrying value of HK$1,590,000 (HK$2,288,000 for the six months ended 30th September, 2007).

11 投資物業及物業、廠房及設備

董事已考慮本集團按於二零零八年九月三十日之公允值列帳之投資物業帳面值，並估計其帳面值與於二零零八年三月三十一日之公允值並無重大差異，故此本期間並無確認投資物業公允值之變更。

截至二零零八年九月三十日止六個月，本集團購買成本為港幣8,900,000元（截至二零零七年九月三十日止六個月：港幣9,745,000元）之物業、廠房及設備，及出售帳面淨值為港幣1,590,000元（截至二零零七年九月三十日止六個月：港幣2,288,000元）之物業、廠房及設備。

12 Debtors, deposits and prepayments

12 應收帳款、存出按金及預付款項

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Trade debtors	貿易應收帳款	3,589	1,551
Less: Provision for impairment	減：減值撥備	(49)	(51)
		3,540	1,500
Other debtors, deposits and prepayments	其他應收帳款、存出按金及預付款項	22,387	21,381
		25,927	22,881

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis.

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易應收帳款之平均信貸期為60天，惟咖啡店之餐飲銷售則主要以現金結算。

The ageing analysis of trade debtors is as follows:

貿易應收帳款之帳齡分析如下：

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
0 – 60 days	0－60天	2,822	1,288
61 – 90 days	61－90天	567	49
Over 90 days	逾90天	151	163
		3,540	1,500

13 Creditors, deposits and accruals

13 應付帳款、存入按金及應付費用

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Trade creditors and bills payable	貿易應付帳款及應付票據	**4,656**	5,284
Other creditors, deposits and accruals	其他應付帳款、存入按金及應付費用	**22,941**	44,727
Consideration payable for the acquisition of 49% of the issued capital of SEL (note 15)	收購SEL 49%已發行股本之應付代價(附註15)	**–**	21,479
		27,597	71,490

The ageing analysis of trade creditors and bills payable is as follows:

貿易應付帳款及應付票據之帳齡分析如下:

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
0 – 60 days	0–60天	**4,034**	4,736
61 – 90 days	61–90天	**193**	216
Over 90 days	逾90天	**429**	332
		4,656	5,284

14 Share capital

14 股本

		As at 30th September, 2008 於二零零八年九月三十日		As at 31st March, 2008 於二零零八年三月三十一日	
		Number of ordinary shares of HK$0.5 each 每股面值港幣0.5元之普通股數目	Nominal value HK$'000 票面值 港幣千元	Number of ordinary shares of HK$0.5 each 每股面值港幣0.5元之普通股數目	Nominal value HK$'000 票面值 港幣千元
Authorised:	法定股本:				
At beginning of the period	於期初	**350,000,000**	**175,000**	240,000,000	120,000
Increase during the period	於期內增加	**–**	**–**	110,000,000	55,000
At end of the period	於期末	**350,000,000**	**175,000**	350,000,000	175,000
Issued and fully paid:	已發行及繳足股本:				
At beginning of the period	於期初	**215,540,017**	**107,770**	190,155,871	95,078
Issue of share	發行股份	**–**	**–**	25,384,146	12,692
At end of the period	於期末	**215,540,017**	**107,770**	215,540,017	107,770

15 Capital commitment

As at 30th September, 2008, the Group has committed to acquiring the remaining 51% of the issued share capital of its associate company, Sinochina Enterprises Limited ("SEL"), from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of the Group. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The total consideration to acquire 100% of the issued share capital of SEL (including HK$63,829,000 paid in respect of the 49% already acquired) shall not exceed HK$200,000,000.

15 資本承擔

於二零零八年九月三十日，本集團已承諾向一名獨立第三方Sinochina Pacific Limited收購其聯營公司Sinochina Enterprises Limited(「SEL」)餘下51%已發行股本。收購完成後，SEL將成為本集團全資附屬公司。收購代價乃根據SEL及其附屬公司及聯營公司截至二零零八年十二月三十一日止年度之未來財務業績而釐定。購買SEL 100%已發行股本之總代價(包括已完成收購SEL 49%已發行股本之購買價格港幣63,829,000元)將不超過港幣200,000,000元。

16 Operating leases

16 經營租賃

(a) The Group as lessee

(a) 本集團作為承租人

The Group had commitment for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

根據於下列期間約滿租賃物業之不可撤銷經營性租約，本集團承諾支付未來最低租金如下：

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Within one year	於一年內	**77,872**	82,085
In the second to fifth year inclusive	第二至五年內	**86,179**	97,950
Over five years	五年以上	**3,226**	3,991
		167,277	184,026

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

上述租賃承擔僅包括基本租金承擔，並不包括額外應付租金(或然租金)(如有)之承擔，該等額外租金一般透過將預設百分比應用於未來銷售再減去各租賃之基本租金釐定，因此不可能事先釐定額外租金之款額。

(b) The Group as lessor

(b) 本集團作為出租人

As at 30th September, 2008, the Group's investment property and coffee machines were rented out under operating leases. They were leased out for periods ranging from two to three years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

於二零零八年九月三十日，本集團投資物業及咖啡機以經營性租約出租，為期二至三年。根據不可撤銷之經營租約，本集團於下列期間可收取之未來最低租金如下

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Within one year	於一年內	**646**	783
In the second to fifth year inclusive	第二至五年內	**221**	483
		867	1,266

17 Related party transactions

17 有關連人士交易

		Six months ended 30th September, 截至九月三十日止六個月	
		2008 **二零零八年** **HK$'000** **港幣千元**	2007 二零零七年 HK$'000 港幣千元
Purchase of inventories from an associate	自一間聯營公司購買存貨	**14,826**	–
Purchase of property, plant and equipment from fellow subsidiaries	自同系附屬公司購買物業、廠房及設備	**390**	287
Management fee paid to a fellow subsidiary	向一間同系附屬公司支付管理費用	**400**	400
Rental income from an associate	自一間聯營公司之租金收入	**228**	114
Interest income from amount due from an associate	應收一間聯營公司款項之利息收入	**127**	10

Amount due from an associate of HK$3,453,000 (31st March, 2008: HK$4,100,000) is secured by plant and equipment of the associate which bears interest at a rate of Hongkong and Shanghai Banking Corporation prime rate plus 100 basis points per annum and is repayable not exceeding five years. The carrying amount of amount due from an associate approximates to the fair value. Amount due from an associate is denominated in Hong Kong dollar.

應收一間聯營公司款項港幣3,453,000元(二零零八年三月三十一日:港幣4,100,000元)由一間聯營公司之廠房及設備作抵押,其附帶年息率為香港上海滙豐銀行優惠利率加一百點子,並於不超過五年償還。應收一間聯營公司款項之帳面值與其公允值相若。應收一間聯營公司款項以港幣列值。

18 Comparative figures

18 比較數字

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

若干比較數字已經重新分類以符合本期間之呈報方法。

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (2007: HK3 cents) per share for the six months ended 30th September, 2008 payable on Monday, 12th January, 2009 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 6th January, 2009.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 2nd January, 2009 to Tuesday, 6th January, 2009, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 31st December, 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Lifestyle food & beverages business continues as the principal business of the Group in this year, and Pacific Coffee chain store operation ("Pacific Coffee") remains the major line of business. The Group also maintains 49% equity interest in its associate company, SEL, which operates a portfolio of restaurants and bar outlets under Igor's Group ("Igor's") in Hong Kong. As of 30th September, 2008, there were globally 81 Pacific Coffee chain stores and 29 Igor's outlets in operation (last year: 71 & 26 respectively); the majority of Pacific Coffee stores are situated in Hong Kong, some are strategically located in Singapore, Shanghai and Beijing. The Group also invests in portfolio of financial assets. Revenue from continuing operations for the six-month period grew 8.2% to HK$161 million; yet, as a result of recognition of HK$14.5 million loss on investments in securities for the period under review, the Group recorded in total HK$14.4 million net loss from continuing operations (last year: HK$11.1 million net profit).

Cash position of the Group as of 30th September, 2008 remained strong, which should be sufficient to support its normal operating and investing activities in foreseeable future.

中期股息

董事會議決派發截至二零零八年九月三十日止六個月之中期股息每股港幣1仙(二零零七年:港幣3仙),並將於二零零九年一月十二日星期一派發予在二零零九年一月六日星期二名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零九年一月二日星期五至二零零九年一月六日星期二(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息,持有本公司股份人士,請於二零零八年十二月三十一日星期三下午四時前,將所有股份過戶文件連同有關股票,送達本公司之香港股份過戶登記分處卓佳標準有限公司,地址為香港皇后大道東二十八號金鐘匯中心二十六樓,以便辦理過戶登記手續。

管理層討論及分析

概覽

於本年度,時尚餐飲業務繼續為本集團之主要業務,而Pacific Coffee連鎖店業務(「Pacific Coffee」)仍為主營業務線。本集團亦持有其聯營公司,SEL之49%股本權益,該公司其下之Igor's集團(「Igor's」)在香港擁有多間餐廳及酒吧。截至二零零八年九月三十日,本集團於全球各地共開設81間Pacific Coffee連鎖店及29間Igor's店鋪(去年:分別為71間及26間);Pacific Coffee大部分店舖位於香港,部分則設於新加坡、上海及北京之策略性位置。此外,本集團亦投資於由多項財務資產組成之投資組合。於本六個月期間來自本集團持續經營業務之收益上升8.2%至港幣1.61億元。然而,由於集團於回顧期內確認證券投資虧損港幣1,450萬元,故錄得來自本集團持續經營業務之虧損淨額合共港幣1,440萬元(去年:純利港幣1,110萬元)。

本集團截至二零零八年九月三十日之現金水平仍然保持穩健,足以支持於可見將來之正常經營及投資業務。

Food & Beverages Segment

Revenue of the food & beverages segment for the six-month period in current year grew 9.3% from last year to HK$156 million; segment gross profit grew in proportion with segment revenue and segment gross margin remained stable at 73.4% level.

Contribution of Hong Kong operation to segment results halved as compared with last year mainly due to a 30.5% year-to-year increase in rental expenses. Staff cost and operating overheads of Hong Kong operation also increased at rates higher than revenue growth in the period. Overseas operations recorded similar level of loss of last year, which offset the profit of the Hong Kong operation. As a result, the Group recorded segment result of HK$3.2 million loss for the six-month period in current year (last year: HK$5.7 million profit).

Adding share of current period results of Igor's of HK$5.4 million, the food & beverages segment of the Group generated a net HK$2.2 million operating profit for the six-month period of the year under review (last year: HK$8.6 million).

Pacific Coffee

Hong Kong Operation

There were 67 stores in operation in Hong Kong as of 30th September, 2008 (last year: 56). Same store revenue growth rate was 1.0% during the current six-month period and total revenue grew 12.7% to HK$141 million. The current store portfolio of Pacific Coffee is well distributed and established to cover prime residential sites, commercial districts as well as key tourist and transport hubs. This broad spectrum and varied exposure allow the brand to be more resilient to change in environmental conditions.

Succeeding the trend of last fiscal year, the first half of 2008/09 experienced continuous upsurge in property rental and general merchandise especially food prices. To counteract such pressure and to unleash potential, Pacific Coffee has undertaken multifarious enhancement initiatives. Internal measures include higher inventory velocity, higher degree of integration of POS (Point-of-Sale System) front and back end, more discreet human resources policy and reduced total store man hour, closer relationship with central kitchen of Igor's, and a few more. On business and marketing side, Pacific Coffee continues to undertake creative marketing and promotion campaigns, very often in collaboration with selected customer groups, business partners and renowned premium lifestyle brands. "The Perfect Cup" loyalty card which was launched in December 2007 has proven to be a success. Number of cardholders grew at a compound monthly growth rate of 16.0%, or 3 times in nine months. To widen income sources, Pacific Coffee has also further developed its wholesale market of high-end coffee machine, business catering service and vending solutions.

Leases of Pacific Coffee's portfolio of stores were entered into, hence would take effect, at different times. It is thus anticipated that property rental expenses in second half of fiscal year 2008/09 will grow in a lesser extent as compared to the year-to-year growth rate of first half of this fiscal year.

餐飲分類

於本六個月期間，本集團來自餐飲分類之收益於本年度增至港幣1.56億元，較去年增長9.3%，分類毛利隨分類收益按比例增長，而分類毛利率則維持於73.4%之水平。

相較去年，香港業務對分類業績之貢獻減少一半，主要原因為租金支出按年上升30.5%。香港業務之員工開支及間接經營開支之增幅亦超逾期內之收益增長。海外業務錄得之虧損與去年相若，抵銷香港業務之溢利。因此，於本年度，本集團錄得本六個月期間分類業績為虧損港幣320萬元（去年：溢利港幣570萬元）。

計及所佔Igor's之本期間業績港幣540萬元，本集團餐飲分類於回顧年內之六個月期間產生經營純利港幣220萬元（去年：港幣860萬元）。

Pacific Coffee

香港業務

於二零零八年九月三十日，香港Pacific Coffee店舖數目為67間（去年：56間）。於本六個月期間之同店收益錄得1.0%之增長，總收益攀升12.7%至港幣1.41億元。Pacific Coffee現時店舖網分佈及建設完善，於主要住宅區、商業區、重要旅遊景點及交通樞紐均設有分店。廣泛的店舖覆蓋網絡令品牌更具有優勢迎接環境條件之種種轉變。

承接上一個財政年度之價格走勢，物業租金及一般商品（尤其是食品）價格於二零零八／零九年度上半年繼續急升。為應對價格上升帶來之壓力及發揮本身之潛力，Pacific Coffee已採取多項優化措施。內部管理方面，Pacific Coffee已加快存貨周轉期、加強銷售點系統前線及後勤支援之聯繫，採取更審慎周詳之人力資源政策，同時減少總店舖工時、加強與Igor's中央廚房之聯繫等等。至於業務發展及市場推廣方面，Pacific Coffee將繼續與特選客戶群、業務夥伴及知名優質時尚品牌合作，舉辦具創意之營銷及推廣活動。於二零零七年十二月推出之「The Perfect Cup」會員卡活動反應理想，會員人數於九個月內錄得16.0%或3倍之複合月增長率，足證Pacific Coffee在推廣方面十分成功。為擴闊收入來源，Pacific Coffee亦進一步將批發業務拓展至高級咖啡機、商務餐飲服務及自動販售解決方案。

Pacific Coffee店舖之租約於不同時間訂立及生效，故預期二零零八／零九財政年度下半年之物業租金支出之增幅將低於本財政年度上半年之按年增幅。

Singapore Operation

Network in Singapore remains stable, which consists of 7 stores as of 30th September, 2008 (last year: 8). In terms of local currency, same store revenue for the six-month period in this competitive market decreased 5.6% and total revenue reduced 36.8%. This is the result of closure of 2 non-performing stores and opening of one new, yet to mature, store. Improvement in operating performance remains a challenge due to keen competition and our relatively small operating scale there. Pacific Coffee will continue to explore opportunity to revisit market presence strategy and business collaboration with local or foreign partners.

新加坡業務

於二零零八年九月三十日，新加坡業務設有7間分店（去年：8間），店舖數目保持穩定。在競爭激烈之市場環境下，本集團關閉2間表現欠佳之店舖，令本六個月期間按當地貨幣計算之同店收益減少5.6%，總收益亦下跌36.8%。與此同時，本集團亦開設1間新店舖，期望於日後可為本集團帶來貢獻。市場競爭激烈，加上經營規模相對較小，新加坡業務在改善經營表現方面仍會面對重重挑戰。Pacific Coffee將繼續發掘機會重塑市場發展策略，並物色本地或外國夥伴磋商業務合作。

Mainland China Operation

Pacific Coffee was operating 5 stores in Beijing and 2 stores in Shanghai as of 30th September, 2008 (last year: 4 stores and 3 stores respectively). Total revenue in RMB for the six-month period grew 24.4%. Baseline enhancement remains a priority and new management has been seconded to turnaround the operation.

Pacific Coffee has secured a franchise partner in October 2008 to operate licensed stores in certain South China cities including Zhuhai, Guangzhou and Macau. Further franchising opportunities in Mainland China, Southeast Asia and the Middle East will be carefully and actively explored and sought for in future.

中國大陸業務

於二零零八年九月三十日，Pacific Coffee於北京及上海分別擁有5間及2間店舖（去年：分別為4間及3間）。本六個月期間按人民幣計算之總收益增長24.4%。維持收支平衡仍是中國大陸業務之首要目標，本集團亦已作出管理層調動，期望新管理層能使業務轉虧為盈。

Pacific Coffee於二零零八年十月覓得特許經營夥伴，於珠海、廣州及澳門等若干華南城市開設特許經營店。本集團日後將繼續審慎積極地於中國大陸、東南亞及中東地區物色開設特許經營店之機會。

Igor's

The Group's 49% equity stake in Igor's earned decent returns. Share of results of associates for the six-month period increased 86.2% to HK$5.4 million (last year: HK$2.9 million). As of 30th September, 2008, Igor's portfolio of outlets consist of 12 bars, 9 restaurants and 8 "Wildfire" chain stores, spanning strategically in Central, Mid-Level, Wanchai, Stanley, Discovery Bay, and West Kowloon. Total revenue increased 53.0% from same period last year to HK$142 million. Results of Watermark, a fine dining restaurant at new Star Ferry Pier in Central which was opened in October 2007, were stunning and accounted for two-fifth of the above mentioned revenue growth.

Cooperation with the management of Igor's is satisfactory and effective and the Group has started to leverage on the two teams of Pacific Coffee and Igor's for overall synergy to its food and beverages business. The Group anticipates to acquire the remaining 51% equity stake of Igor's by early 2009.

Igor's

本集團於Igor's之49%權益獲得理想回報。本六個月期間所佔聯營公司業績增加86.2%至港幣540萬元（去年：港幣290萬元）。於二零零八年九月三十日，Igor's之店舖網絡包括12間酒吧、9間餐廳及8間「Wildfire」連鎖店，地點遍及中環、半山、灣仔、赤柱、愉景灣及西九龍。總收益為港幣1.42億元，較去年同期上升53.0%。位於中環新天星碼頭、於二零零七年十月開業之高級餐廳Watermark之業績驕人，佔上述收益增長五分之二。

本集團與Igor's管理層之合作關係令人滿意，成效顯著，而本集團亦已開始受惠於Pacific Coffee及Igor's兩支團隊在餐飲業務方面之整體協同效益。本集團預計於二零零九年初收購Igor's餘下51%權益。

Investment in Securities Segment

In total, the Group recorded a loss of HK$14.5 million for the six-month period as a result of the recent rapid downturn in the financial market (last year: HK$5.3 million profit), which consists of realised and unrealised loss on investments at fair value through profit or loss and available-for-sale investments of HK$19.5 million, and offsetting by interest income on bonds and structured deposits of HK$5.0 million. As of 30th September, 2008, the carrying value of the investment portfolio amounted to HK$103 million, which consists of, in majority, principal-protected structured deposits and private equity and venture capital funds of approximately HK$29.0 million, and the remaining HK$74.0 million were in investment-grade debt securities, exchange-trade funds and hedge funds. There was no listed equity in the portfolio. During the period ended 30th September, 2008, the Group had no exposure in any equity accumulators and currency accumulators.

The Group will continue to implement a conservative investment policy, and to reduce in a disciplined manner the size of the portfolio in view of future global economic condition.

PROSPECTS

Weaker office occupancy and lackluster trade fair and exhibition business likewise has seen erosion in Pacific Coffee store sales at certain key locations. Selected stores at tourist sites and transport hubs were affected by weakened tourist numbers. However, the broad spectrum of Pacific Coffee stores enabled geographical swing of consumer spending, which currently remains positive and is likely to continue through the festive season.

The Group will continue its recent focus on current store improvements and operational performance, providing not only an improved platform but creating a more dynamic and motivated team ready for the challenges ahead. The wholesale division is exploring to offer more creative coffee solutions to broader customer group. Food offer and range will be reviewed and engineered to introduce higher yielding offer; existing menu will be carefully expanded to a larger market. Effort will be spent to grow circulation of Pacific Coffee's "The Perfect Cup" loyalty card and Igor's "Elite" card, which can leverage patronage with possible cross branding exercises.

While some competitors were more bullish in recent months taking up higher rental locations, store growth at Pacific Coffee and Igor's has been less aggressive compared with previous years with recent additions focused on low or nil rent options, providing a cost competitiveness. Given the recent change in economic condition, although rental of prime shopping arcade outlets may stand firm for sometimes, the Group sees opportunity in the property rental market especially street level outlets. This allows the Group to evaluate locations that become more economic for food & beverages operation and support the expansion of our network in Hong Kong.

證券投資分類

金融市場近期急劇衰退，令本集團於本六個月期間錄得虧損合共港幣1,450萬元（去年：溢利港幣530萬元），當中包括於損益帳按公允值處理之投資及可供出售之投資之已變現及未變現虧損港幣1,950萬元，抵銷債券及結構性存款之港幣500萬元利息收入。於二零零八年九月三十日，投資組合之帳面值達港幣1.03億元，主要包括保本結構性存款以及私人股權及創業資本基金約港幣2,900萬元，餘下港幣7,400萬元則為投資級別債務證券、交易所買賣基金及對沖基金。投資組合內並無上市股權投資。截至二零零八年九月三十日止期間，本集團並無任何有關累計股票期權及累計外匯期權之風險。

本集團將繼續實施審慎之投資政策，並因應未來全球經濟狀況有序地減少投資組合之規模。

前景

辦公室出租率下降，貿易展覽及博覽會業務不景，均削弱Pacific Coffee咖啡店在若干主要地點之銷售額。位於旅遊區及交通樞紐之特選咖啡店亦受到旅客數目減少所影響。然而，Pacific Coffee咖啡店遍佈各區，可受惠於目前仍然利好之地區消費開支，並有望於節日期間持續向好。

本集團短期內將繼續集中資源完善現有之咖啡店及提高營運表現，不僅提供更為完善之平台，更會籌組一支朝氣勃勃的團隊，為迎接未來挑戰作好準備。批發部門現正研究創新之咖啡產品方案以迎合更廣泛客戶之要求。本集團將會檢討及精構食品供應及種類，推出收益更高之食品，審慎地將現有餐單推廣至更大的市場。本集團亦會致力進一步推廣Pacific Coffee之「The Perfect Cup」會員卡及Igor's「Elite」卡，務求透過跨品牌活動吸引顧客，發揮品牌間互惠互利之作用。

儘管部分競爭對手於近數月較樂觀地於租金較高昂之地點開設新店，惟Pacific Coffee及Igor's之店鋪增長較往年審慎，近期新增店鋪以租金較低廉或免租之地點為主，以期加強成本競爭力。鑑於近日經濟狀況之變化，即使黃金地段之商場店鋪租金於未來一段時間仍然高企，惟本集團預期物業租賃市場（尤其是街道店鋪）存在一定機遇，讓本集團可評估對餐飲業務變得更具經濟利益之地點，有利拓展本集團之香港網絡。

FINANCIAL REVIEW

Shareholders' Equity and Financial Ratios

As at 30th September, 2008, the Group's net assets attributable to equity holders of the Company amounted to approximately HK$554 million (as at 31st March, 2008: HK$593 million), a decrease of HK$39.0 million or 6.6%. Such decrease was mainly caused by the loss attributable to equity holders of the Company of HK$14.4 million, dividends appropriated during the period of HK$15.1 million and reduction in investment revaluation reserve of HK$8.9 million.

As at 30th September, 2008, total debt to equity ratio was 3.5% (as at 31st March, 2008: 3.5%) and net debt to equity ratio was nil (as at 31st March, 2008: nil), which are expressed as a percentage of total borrowings and net borrowings respectively, over the total equity of HK$554 million (as at 31st March, 2008: HK$593 million).

Borrowings

As at 30th September, 2008, the Group's bank borrowings amounted to HK$19.5 million (as at 31st March, 2008: HK$20.5 million) of which HK$17.5 million is repayable after one year but not exceeding five years. Cash and deposits at bank including structured deposits amounted to HK$156 million (as at 31st March, 2008: HK$215 million) and there are no net borrowings as at 30th September, 2008 (as at 31st March, 2008: nil). All the borrowings are carrying floating interest rates based on Hong Kong Interbank Offered Rates.

With the decrease in borrowing, finance costs for the period amounted to HK$0.3 million, (HK$1.6 million for the six months ended 30th September, 2007), a decrease of HK$1.3 million as compared with previous six-month period in 2007.

Treasury Policies

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Contingent Liabilities

The Group had no material contingent liabilities as at 30th September, 2008.

Capital Commitment

Details of the capital commitment are set out in note 15 to the condensed financial statements.

財務評述

股東權益及財務比率

於二零零八年九月三十日，本集團之本公司股權持有人應佔資產淨值約為港幣5.54億元（於二零零八年三月三十一日：港幣5.93億元），減少港幣3,900萬元或6.6%。該跌幅主要歸因於本公司股權持有人應佔虧損港幣1,440萬元、期內已分配股息港幣1,510萬元及投資重估儲備減少港幣890萬元。

於二零零八年九月三十日，總債務與權益比率為3.5%（於二零零八年三月三十一日：3.5%）及淨債務與權益比率為無（於二零零八年三月三十一日：無），此乃將總借款及借款淨額分別除以總權益港幣5.54億元（於二零零八年三月三十一日：港幣5.93億元）而得出之百分比。

借款

於二零零八年九月三十日，本集團之銀行借款為港幣1,950萬元（於二零零八年三月三十一日：港幣2,050萬元）當中包括港幣1,750萬元於一年後但不超過五年內償還。現金及銀行存款（包括結構性存款）為港幣1.56億元（於二零零八年三月三十一日：港幣2.15億元），而於二零零八年九月三十日並無借款淨額（於二零零八年三月三十一日：無）。本集團所有借款之浮動息率乃參照香港銀行同業拆息息率計算。

期內，由於借款減少，財務費用為港幣30萬元（截至二零零七年九月三十日止六個月為港幣160萬元），較二零零七年前六個月比較減少港幣130萬元。

庫務政策

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港幣或美元短期存款。本集團經常對其資金流動及融資狀況作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當之負債比率下，尋求新融資安排。

或然負債

本集團於二零零八年九月三十日並無重要之或然負債。

資本承擔

資本承擔之資料詳情載於簡明財務報表附註15。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2008, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

董事及主要行政人員之證券權益

於二零零八年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company – Shares

（甲）本公司權益－股份

Name of Directors 董事名稱	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	 Corporate interests 公司權益	 Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Interest of controlled corporation 受控制公司之權益	–	128,582,933*	128,582,933	59.66
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	2,400,000	–	2,400,000	1.11
Shinichi YONEHARA 米原慎一	Beneficial owner 實益擁有人	600	–	600	0.00028

* Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 128,582,933 shares of the Company which were held by Chevalier International Holdings Limited ("CIHL") as Dr Chow beneficially owned 154,682,359 shares in CIHL, representing approximately 55.52% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.

* 周亦卿博士實益持有其士國際集團有限公司（「其士國際」）154,682,359股股份，佔其士國際已發行股份約55.52%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份128,582,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。

(b) Interests in Associated Corporation – Shares

(乙)相聯公司權益－股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	Number of ordinary shares 普通股股份數目 Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CIHL 其士國際	Beneficial owner 實益擁有人	154,682,359	154,682,359	55.52
KUOK Hoi Sang 郭海生	CIHL 其士國際	Beneficial owner 實益擁有人	98,216	98,216	0.04
Shinichi YONEHARA 米原慎一	CIHL 其士國際	Beneficial owner 實益擁有人	1,671	1,671	0.001

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下段之「購股權計劃」所披露者外,於二零零八年九月三十日,就本公司董事及主要行政人員所知,概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉),或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉;或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CPHL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL (the "CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CPHL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Listing Rules. As at 30th September, 2008, no share option was granted, exercised, cancelled or lapsed under the CPHL Scheme and the CIHL Scheme. There was no outstanding option under the CPHL Scheme and the CIHL Scheme at the beginning and at the end of the period.

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士泛亞計劃」)。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃(「其士國際計劃」)。其士泛亞計劃及其士國際計劃完全符合上市規則第十七章之規定。於二零零八年九月三十日,並無購股權根據其士泛亞計劃及其士國際計劃而授出、行使、註銷或失效。於期初及期結,並無其士泛亞計劃及其士國際計劃尚未行使之購股權之權益。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2008, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零八年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

Substantial Shareholder 主要股東	Capacity 身份	Number of shares held 持股數量	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	128,582,933 (Note 1) (附註1)	59.66
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	128,582,933 (Note 2) (附註2)	59.66
CIHL 其士國際	Beneficial owner 實益擁有人	128,582,933	59.66
Chen Wai Wai, Vivien 陳慧慧	Beneficial owner 實益擁有人	18,800,000 (Note 3) (附註3)	8.72
Crosby Investment Holdings Inc.	Interest of controlled corporation 受控制公司之權益	18,800,000 (Note 3) (附註3)	8.72
Nan Fung Resources Limited 南豐資源有限公司	Interest of controlled corporation 受控制公司之權益	18,800,000 (Note 3) (附註3)	8.72
Gentfull Investment Limited 俊孚投資有限公司	Beneficial owner 實益擁有人	18,800,000 (Note 3) (附註3)	8.72

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued)

Notes:

1. Under the SFO, these shares were held by Dr Chow as corporate interests in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of those shares held by Dr Chow.

3. Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc. and Nan Fung Resources Limited are taken to be interested in 18,800,000 shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

Save as disclosed above, as at 30th September, 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the period was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東之證券權益(續)

附註:

1. 根據證券及期貨條例,該等股份由周博士以公司權益持有,而周博士被視為持有該等股份的權益。

2. 根據證券及期貨條例第XV部,該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批股份之權益。

3. 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc.100%股權;而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權,南豐資源有限公司持有俊孚投資有限公司100%股權。

除上文所披露者外,於二零零八年九月三十日,就本公司董事及主要行政人員所知,概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉,及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內,或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外,於期間內任何時間,本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排,使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2008, the Group employed approximately 620 full time staff globally. Total staff costs amounted to approximately HK$38.2 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

僱員及薪酬制度

於二零零八年九月三十日，本集團於全球僱用約620名全職員工。期內之員工總開支約為港幣3,820萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls, risk management systems of the Group and financial reporting matters including the review of the unaudited condensed consolidated financial statements for the six months ended 30th September, 2008.

審核委員會

審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管、本集團之風險管理系統及財務申報等事項，其中包括審閱截至二零零八年九月三十日止六個月內未經審核簡明綜合財務報表。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2008.

購買、出售或贖回上市證券

截至二零零八年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he/she has complied with the Model Code during the six months ended 30th September, 2008.

證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。經具體查詢後，各董事均確認於截至二零零八年九月三十日止六個月內已遵守標準守則。

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2008 with deviation from code provision A.4.1 which had already been stated in the Company's annual report 2008.

企業管治

董事認為，本公司於截至二零零八年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則，惟偏離守則條文A.4.1之情況除外，並已刊載於本公司二零零八年年報內。

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism under such challenging situation.

致謝

本人謹代表董事會藉此機會對管理層及全體員工致以衷心謝意，感謝各人在當前種種挑戰下仍努力不懈以專業態度為本集團作出貢獻。

By Order of the Board
CHOW Yei Ching
Chairman

承董事會命
主席
周亦卿

Hong Kong, 10th December, 2008

香港，二零零八年十二月十日

website: http://www.chevalier.com

網址：http://www.chevalier.com

香港交易所

2009 JAN 21 A 10 27

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/12/2008

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Chevalier Pacific Holdings Limited
Date Submitted: 05/01/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 508 Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	350,000,000	HK$0.50	HK$175,000,000
Increase/(decrease)	-		-
Balance at close of the month	350,000,000	HK$0.50	HK$175,000,000

(2) Stock code : **N/A** Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : **N/A** Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : **N/A** Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month (*State currency)* : HK$175,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	215,540,017	-	-	-
Increase/ (decrease) during the month	-	-	-	-
Balance at close of the month	215,540,017	-	-	-

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*						
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	-	
				(Preference shares)	-	
				(Other class)	-	

Total funds raised during the month from exercise of options (State currency) -

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
			Total B.	(Ordinary shares)	-	
				(Preference shares)	-	
				(Other class)	-	

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)	-	
				(Preference shares)	-	
				(Other class)	-	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)	-	
(Preference shares)	-	
(Other class)	-	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
			Total E. (Ordinary shares)	-	
			(Preference shares)	-	
			(Other class)	-	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

N/A

Submitted by: HO Sai Hou

Title: Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

END